02029934

P.E 4-4-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2002
(April 4, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

Annexed hereto as Exhibit A is a release of British Sky Broadcasting Group plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: April 4, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

BRITISH SKY BROADCASTING PLC

The Board of British Sky Broadcasting Group plc received the following notification from Vivendi Universal SA on 2 April 2002:

Notification concerning interests in shares – British Sky Broadcasting Group plc ("the Company")

In accordance with Sections 198(1) and (5) of the UK Companies Act 1985, Vivendi Universal SA informed the Company, that there has been a change in the percentage level of the notifiable interest of Vivendi Universal SA.

Between February, 7 and March, 6 2002, Vivendi Universal SA ceased to be interested, within the meaning of Sections 203 and 208 of the Act, in 14,494,819 Ordinary Shares of 50p each in the capital of the Company. Immediately following this transaction, Vivendi Universal SA had a notifiable interest (within the meaning of Section 199(2) of the Act), in 400,986,867 Ordinary Shares of 50p each in the capital of the Company. Such shares are, registered as to 196,989,203 in the name of Friedland Finance (Number One) Limited, 203,607,595 shares in the name of Friedland Finance (Number Two) Limited and 390,069 shares in the name of Vivendi Universal SA.

None of the shares referred to above are shares in which the interest of Vivendi Universal SA is such an interest as in mentioned in Section 208(5) of the Act.

For further information, please contact:

David Gormley
Company Secretary
British Sky Broadcasting Group plc
Tel: 020 7705 3000